UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Date of report: December 20, 2013

Commission file number 1- 33198

TEEKAY OFFSHORE PARTNERS L.P.

(Exact name of Registrant as specified in its charter)

4th Floor

Belvedere Building

69 Pitts Bay Road

Hamilton, HM08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40- F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No   ☒

Information Contained in this Form 6-K Report

On December 19, 2013, Teekay Offshore Partners L.P. (the “Partnership”) entered into a Common Unit Purchase Agreement (the “Purchase Agreement”) pursuant to which it agreed to sell 1,750,000 common units representing limited partnership interests in the Partnership (the “Units”) to an institutional investor (the “Purchaser”) in a private placement for net proceeds, excluding the proportionate capital contribution of the Partnership’s general partner, of approximately $53.4 million. The private placement is expected to close in December 2013.

The Partnership intends to use the net proceeds from the private placement for general partnership purposes, which may include funding vessel conversion projects and future vessel acquisitions.

The Units have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States absent a registration statement or exemption from registration. Concurrently with the closing of the private placement, the Partnership will enter into a registration rights agreement with the Purchaser providing it with certain rights relating to registration of the Units under the Securities Act.

The Purchase Agreement contains representations and warranties, covenants and indemnification provisions and closing conditions that are typical for private placements by public companies.

The Partnership has conducted the private placement of the Units in accordance with the Purchase Agreement and pursuant to the exemption from registration under the Securities Act provided by Section 4(a)(2) of the Securities Act and certain rules and regulations promulgated under that section. The Purchaser has represented in the Purchase Agreement that it is an “accredited investor” within the meaning of Rule 501 of Regulation D under the Securities Act, and that the Purchaser is acquiring the Units for its own account, for the account of its affiliates or for the accounts of clients for investment purposes and not with a view to or for distributing or reselling such Units or any part thereof in violation of U.S. securities laws. In addition, the Purchaser has agreed that it will not sell or otherwise dispose of all or any part of its Units except pursuant to an effective registration statement under the Securities Act or under an exemption from such registration and in compliance with applicable federal and state securities laws.

Exhibits

The following exhibit is filed as part of this Report:

99.1	A copy of an announcement of Teekay Offshore Partners L.P. dated December 19, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY OFFSHORE PARTNERS L.P.

By: Teekay Offshore GP L.L.C., its general partner

Date: December 20, 2013	By:	/s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)